High Grade Mineralization Discovered in Two New Zones at Kupol
News Release

Vancouver, August 14, 2006 - Bema Gold Corporation (TSX, NYSE: BGO, AIM: BAU) is pleased to announce the initial results from the 2006 exploration drilling program at its 75% owned Kupol project in Chukotka, Russia. Fifty-two holes totaling 18,484 metres have been completed to date of the original 20,000 metre 2006 drilling program. Drilling in 2006 has concentrated on testing geological, geochemical and geophysical exploration targets within the license area, away from the main Kupol deposit, and continuing to evaluate the potential for stacked mineralized zones at depth under the main deposit.

This year’s exploration has been successful in identifying two new zones of high grade mineralization in the southern portion of the property. Initial drill results from these zones include intercepts of 6.30 metres grading 50.62 grams per tonne (g/t) gold and 1701.30 g/t silver from the 650 zone and 0.60 metres grading 251.14 g/t gold and 134.04 g/t silver from the South East Breccia zone. Drilling is ongoing with two drills exploring the new discoveries and a third drill continuing to test other targets on the property.

650 and South-East Breccia Zones

High grade mineralization was initially discovered 490 metres south of the 2005 Kupol Inferred Resource boundary (see February 8, 2006 news release) while targeting the intersection of the Vtoryi II and South Extension Kupol main vein system. The newly discovered area of mineralization is comprised of two principal zones; the 650 and the South-East Breccia Zones. The 650 Zone consists of a series of north to northwest trending quartz-adularia veins and vein zones which have been traced over a distance of 450 metres and to a depth of 200 metres below surface. The steeply dipping veins in the 650 zone may represent the strike continuation of the South Extension zone. The South-East Breccia Zone is located approximately 100 metres east of the 650 zone and is comprised of a series of north-northwest trending, steeply dipping, vein breccia bodies and quartz-adularia-amethyst veins that have been traced over a strike length of 125 metres and down dip for 275 metres. Both zones remain open at depth and along strike and more drilling will be needed to test the margins and define ore shoot geometry.

The 650 Zone discovery hole, KP06-650, intersected several brecciated, crustiform, quartz-adularia veins with selected assay results from this hole including 1.70 metres grading 12.99 g/t gold and 167.95 g/t silver and 3.85 metres grading 13.83 g/t gold and 81.36 g/t silver. Additional intersections from the 650 zone include: hole KP06-688 which intersected 1.90 metres grading 68.83 g/t gold and 150.67 g/t silver; KP06-693 which intersected 2.20 metres grading 15.67 g/t gold and 317.86 g/t silver and 8.0 metres grading 23.41 g/t gold and 50.38 g/t silver; and KP06-695 which intersected 6.30 metres grading 50.62 g/t gold and 1,701.30 g/t silver, including 0.90 metres grading 232.38 g/t gold and 6,671.90 g/t silver. Twelve holes have been drilled in the zone to date and results have been received for eleven holes. The geometry of the zones is not well understood at this time so true widths will be defined at a later date. Significant results from the 650 Zone are shown below:

Hole #	From (m)	To (m)	Length (m)	Gold (g/t)	Silver (g/t)
KP06-650	100.70	101.65	0.95	9.79	72.21
and	141.30	143.00	1.70	12.99	167.95
and	146.00	149.85	3.85	13.83	81.36
and	189.70	190.20	0.50	5.26	831.88
KP06-669	98.90	101.10	2.20	7.66	160.11
and	133.00	134.00	1.00	5.76	1.30
and	137.70	138.70	1.00	7.68	73.70

KP06-688	180.70	185.70	5.00	2.20	21.76
and	210.10	212.0	1.90	68.83	150.67
KP06-692	133.00	143.00	10.00	4.40	24.35
incl.	141.00	142.00	1.00	27.74	134.80
KP06-693	136.60	144.60	8.00	23.41	50.38
incl.	136.60	137.40	0.80	207.36	104.00
and	152.20	154.40	2.20	15.67	317.86
KP06-694	233.60	235.0	1.40	4.38	59.65
and	250.2	250.8	0.60	13.20	12.10
KP06-695	134.40	140.70	6.30	50.62	1701.30
incl.	138.90	139.80	0.90	232.38	6671.90
and	147.10	152.50	5.40	6.86	33.05

The South-East Breccia Zone (SEBZ) consists of a set of quartz-adularia-amethyst veins and polymictic breccia pipes or dykes. This zone has been tested by three holes: hole KP06-654, which intersected 0.60 metres grading 251.14 g/t gold and 134.04 g/t silver, KP06-658, which intersected 0.65 metres grading 6.46 g/t gold and 71.60 g/t silver and KP06-659, which intersected 0.85 metres grading 8.64 g/t gold and 11.70 g/t silver and 1.50 metres grading 13.66 g/t gold and 224.00 g/t silver. Significant results from the South East Breccia Zone are listed in the table below:

Hole #	From (m)	To (m)	Length (m)	Gold (g/t)	Silver (g/t)
KP06-654	340.20	340.80	0.60	251.14	134.04
KP06-658	166.00	166.65	0.65	6.46	71.60
KP06-659	299.40	300.25	0.85	8.64	11.70
and	306.60	308.10	1.50	13.66	224.00

Trenching of the 650 and South-East Breccia Zone is currently underway and will be followed up by additional drilling to further delineate the new discoveries.

Trenching

Initial trench results have been received from the South Zone stripping immediately east where the new South portal of the Kupol mine is being developed. To date 60 metres of strike length has been stripped and sampled in an effort to assist in mine planning. Results to date confirm the high grade nature of the zone and suggest that there may be potential to revise the current mine plan to include a small open pit in this area. Significant trench results include:

Trench #	From (m)	To (m)	Length (m)	Gold (g/t)	Silver (g/t)
TP90345.2	11.57	15.00	3.43	18.92	133.70
TP90255.1	20.29	28.04	7.75	9.47	104.00
incl.	22.14	23.80	1.66	17.35	194.17
TP90355.2	0.00	8.84	8.84	5.04	77.70
TP90365	17.61	23.07	5.46	8.23	204.20
TP90385	12.29	20.04	7.75	10.67	95.78
incl.	14.88	16.63	1.75	34.89	181.95
TP90395	6.76	14.56	7.80	14.54	103.13
incl.	6.76	10.35	3.59	26.08	146.78
TP90405.2	4.10	8.11	4.01	9.27	55.38

Infill Drilling

Six infill holes totaling 1,355.5 metres were drilled on the main Kupol vein system in order to satisfy Russian mineral reserve classification requirements for completion of the 2005 Russian Resource and Reserve estimate. Comparison of the infill holes, within the February 8, 2006 mineral resource model, indicates that the both the vein geometry and grade for the areas targeted by the six holes are well represented by the model and as such the holes will not have a significant influence on the overall resource. Significant results from the six infill holes are shown below:

Hole #	From (m)	To (m)	Length (m)	Gold (g/t)	Silver (g/t)	Zone
KP06-672	104.60	109.00	4.40	5.76	99.62	Central
KP06-674	256.00	258.60	2.60	5.51	10.00	Central
and	262.00	264.80	2.80	31.56	448.28	Central
KP06-676	184.10	215.40	31.30	13.09	146.19	North
KP06-677	136.50	163.30	26.80	6.74	147.43	Central
						North
KP06-678	145.00	146.00	1.00	11.14	240.80	Extension
						North
and	200.60	244.30	43.70	10.09	85.98	Extension
						North
KP06-679	194.70	229.00	34.30	4.09	29.29	Extension

Drilling is ongoing on the 650 Zone with two of three rigs operating to expand and partially infill this zone by the end of the season. The third rig is continuing exploration on other targets. An additional 2,500 metres of drilling has been added to this years’ budget to follow up on these two new zones.

All results contained in this news release have been validated by a Quality Control Program ("QC"), which has been designed in concert with an independent consultant to meet or exceed the requirements of NI 43-101. This QC program includes the use of certified standard reference samples, coarse field blank material and duplicate sampling as described at length in earlier news releases and in the technical reports for the Kupol project dated on April 4, 2005 and July 5, 2005. Tom Garagan, Vice President of Exploration for Bema Gold Corporation, is the Qualified Person for this exploration project.

On Behalf Of Bema Gold Corporation

“Clive Johnson”
Chairman, CEO, President

For more information please visit our website at www.bema.com or to speak to a Company representative please contact: Ian MacLean, Vice President, Investor Relations, 604-681-8371, investor@bemagold.com

Some of the statements contained in this release are "forward-looking statements" within the meaning of Canadian Securities law requirements and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding: the Company's projections regarding mineral resource and reserve estimates in future periods. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; risks of obtaining required operating permits and other risks and uncertainties detailed in the Company's Form 40-F Annual Report for the year ended December 31, 2005, which has been filed with the Securities and Exchange Commission, and the Company's Annual Information Form for the year ended December 31, 2005, which is available under the Company's name at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.